Att
3-16-2004

04003051

C m

SECURITI[illegible] ...HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Advantage Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1945 Scottsville Road, Building 2, Suite 112B
(No. and Street)

Bowling Green	KY	42104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON FINANCIAL

MAIL PROCESSING SECTION
FEB 2 7 2004
187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kenneth Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Advantage Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST ADVANTAGE SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

FIRST ADVANTAGE SECURITIES CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 – 16

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members
First Advantage Securities Corporation

We have audited the accompanying statement of financial condition of First Advantage Securities Corporation as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Advantage Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 29, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FIRST ADVANTAGE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2003

ASSETS

Cash	$	117
Receivable from clearing broker/dealer		25,423
Total Assets	$	25,540

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	7,346
Total liabilities		7,346
Stockholder's Equity:		
Common stock, no par value; 1,000 shares issued and outstanding; 1,000 shares authorized		--
Additional paid-in capital		83,643
Retained earnings (deficit)		(65,449)
Total stockholder's equity		18,194
Total liabilities and stockholder's equity	$	25,540

The accompanying notes are an integral part of these financial statements.

FIRST ADVANTAGE SECURITIES CORPORATION

Statement of Income

For the Year Ended December 31, 2003

Revenue:	
Commissions, net of clearing charges	$ 16,782
Total Revenue	16,782
Expenses:	
Employee compensation	29,452
Communications	1,170
Occupancy and equipment costs	2,308
Advertising and promotions	4,282
Regulatory fees	18,625
Other	15,325
Total Expenses	71,162
Net loss	$ (54,380)

The accompanying notes are an integral part of these financial statements.

FIRST ADVANTAGE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2002	1,000	$ --	$ 18,500	$ (11,069)	$ 7,431
Capital contributions			65,143		65,143
Net loss				(54,380)	(54,380)
Balances, December 31, 2003	1,000	$ --	$ 83,643	$ (65,449)	$ 18,194

The accompanying notes are an integral part of these financial statements.

FIRST ADVANTAGE SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2003

Balance, December 31, 2002	$	--
Additions		--
Retirements		--
Balance, December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

FIRST ADVANTAGE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net income (loss)	$ (54,380)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from clearing broker-dealer	(20,423)
Increase in accounts payable and accrued liabilities	7,346
Net cash used by operating activities	(67,457)
Cash Flows from Financing Activities	
Capital contributions	65,143
Net cash provided by financing activities	65,143
Net decrease in cash	(2,314)
Beginning cash	2,431
Ending cash	$ 117

Supplemental Disclosures

There was no cash paid for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

FIRST ADVANTAGE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of First Advantage Securities Corporation (the "Company"), a Kentucky corporation, which was formed on July 8, 2002. The Company is a wholly-owned subsidiary of Advantage Energy Corporation.

Business Operations

Effective May 21, 2003, the Company became a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities to date have been agency transactions for customers primarily located in the Bowling Green, Kentucky area.

Securities Transactions

Customer's securities transactions are reported on a settlement date basis with related commission and income and expense reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to operating losses that are available to offset future taxable income, subject to a valuation allowance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Receivable from Clearing Broker-Dealer

Receivable from clearing broker-dealer consists of a required clearing deposit of $25,000 plus commissions receivable of $424.

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with its Parent dated May 1, 2003 whereby the Parent is liable for all expenses except commissions and payroll taxes for registered employees and income taxes. National Association of Securities Dealers ("NASD"), Notice to Members 03-63, Expense-Sharing Agreements ("the Notice") was issued in October 2003 with an effective date of December 1, 2003. Following the guidance of the Notice, effective December 1, 2003, the Company began recording expenses that did not meet the criteria for exclusion from liabilities under the Notice. Expenses of the Company paid by the Parent in December 2003 aggregating $4,843 were recorded as a capital contribution. All liabilities for unpaid expenses for which the Company is directly or indirectly liable are shown as accounts payable and accrued liabilities at December 31, 2003. The Company is evaluating its expense sharing agreement and may amend it in the future.

The Company's office facility is leased by the Parent under an operating lease. Beginning July 1, 2004, the Company will become the guarantor of the lease. Following the guidance of the Notice, effective December 1, 2003, the Company began recognizing rent expense. Rental expense was $2,100 during 2003. Additionally, the lease contains a renewal option.

The following are the minimum lease payments due as of December 31, 2003:

Year Ended December 31,	
2004	$ 25,200
2005	25,200
2006	12,600
Total minimum lease payments	$ 63,000

Note 4 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operation. At December 31, 2003, the Company had net capital of $18,194, which was $13,194 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .40 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 5 - Commitments and Contingencies

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2003.

Note 6 - Income Taxes

Deferred income assets related to net operating losses are fully offset by a valuation allowance. Net operating loss carryforwards expire as follows:

Year ending December 31,	
2022	$11,069
2023	54,380
	$65,449

Note 7 - Liquidity

The Company has incurred net losses from operations aggregating $65,449 and has received capital contributions from its Parent aggregating $83,643 since its inception. The Parent plans to continue providing capital, as needed, in the near term. The Company is in the process of building a retail operation and plans to offer direct participation interests in oil and gas ventures managed by its Parent. The Parent periodically evaluates the viability of the Company. There is no assurance that the Company will be able to achieve its business plan.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

FIRST ADVANTAGE SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	18,194
Deductions and/or charges		
Non-allowable assets		--
Net capital before haircuts on securities positions		18,194
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital	$	18,194

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	7,346
Total aggregate indebtedness	$	7,346

FIRST ADVANTAGE SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 918
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 13,194
Excess net capital at 1000%	$ 17,459
Ratio: Aggregate indebtedness to net capital	0.40 to 1

Reconciliation with Company's Computation

Net capital per Company's FOCUS Report	$ 23,040
Excess deduction of non allowable asset	272
Additional receivable from clearing broker/dealer	424
Additional accounts payable and accrued liabilities	(5,542)
Net capital per audited Report Pursuant to Rule 17a-5(d)	$ 18,194

FIRST ADVANTAGE SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Members
First Advantage Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Advantage Securities Corporation (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 29, 2004